7/12

05009943

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME X Cal Resources Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JUL 26 2005
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 1655 FISCAL YEAR 3-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) [ ] AR/S (ANNUAL REPORT) [✓]

12G32BR (REINSTATEMENT) [ ] SUPPL (OTHER) [ ]

DEF 14A (PROXY) [ ]

OICF/BY: dlw

DAT : 7/25/05

82-1655

RECEIVED
2005 JUL 12 A 11:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SEC MAIL PROCESSING RECEIVED
JUL 08 2005
WASH, D.C. 192 SECTION

# X-CAL RESOURCES LTD.

## AUDITED CONSOLIDATED FINANCIAL STATEMENTS

**For the year ended March 31, 2005**

ARLS
3-31-05

Grant Thornton

**Grant Thornton LLP**
**Chartered Accountants**
**Management Consultants**

## Auditors' Report

To the Shareholders of
X-Cal Resources Ltd.

We have audited the consolidated balance sheets of X-Cal Resources Ltd. as at March 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at March 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Grant Thornton LLP

Vancouver, Canada
May 27, 2005 except as to
Note 11 which is as at June 28, 2005

Chartered Accountants

# X-Cal Resources Ltd.
# Consolidated Balance Sheets

| | March 31, 2005 | March 31, 2004 |
|---|---|---|
| ***Assets*** | | |
| Current | | |
| Cash and term deposits | | |
| X-Cal Resources Ltd. | $ 2,846,436 | $ 5,380,248 |
| New Sleeper LLC joint venture (Note 3) | 1,463,968 | 4,685,641 |
| Prepaid expenses and deposits | 358,496 | 397,484 |
| | 4,668,900 | 10,463,373 |
| Funds held in trust (Note 3) | - | 1,697,293 |
| Mineral property interests (Note 3) | 18,272,141 | 11,958,107 |
| Property and equipment (Note 4) | 92,016 | 104,228 |
| | $ 23,033,057 | $ 24,223,001 |
| ***Liabilities*** | | |
| Current | | |
| Payables and accruals | $ 407,389 | $ 386,769 |
| Reclamation and environmental obligations (Note 5) | 557,990 | 657,388 |
| | 965,379 | 1,044,157 |
| ***Shareholders' Equity*** | | |
| Capital stock (Note 6) | 33,809,188 | 33,454,001 |
| Contributed surplus (Note 6) | 1,475,025 | 1,152,836 |
| Deficit | (13,216,535) | (11,427,993) |
| | 22,067,678 | 23,178,844 |
| | $ 23,033,057 | $ 24,223,001 |

Commitments (Note 10)
Subsequent Events (Note 11)

(See accompanying notes to the consolidated financial statements)

On behalf of the board:

"Shawn Kennedy"
Director

"John Arnold"
Director

# X-Cal Resources Ltd.
# Consolidated Statements of Operations and Deficit

| Year Ended | | March 31, 2005 | | March 31, 2004 |
|---|---|---|---|---|
| **General and administrative expenses** | | | | |
| Accounting and audit | $ | 98,195 | $ | 56,485 |
| Amortization | | 31,658 | | 22,683 |
| Consulting | | 82,258 | | 256,088 |
| Insurance | | 232,512 | | 21,670 |
| Investor relations | | 89,793 | | 61,819 |
| Shareholder communications | | 81,433 | | 68,483 |
| Legal | | 43,021 | | 90,869 |
| Office and other | | 39,104 | | 26,491 |
| Regulatory fees | | 44,861 | | 66,247 |
| Rent | | 42,229 | | 46,433 |
| Salaries and directors' fees | | 321,134 | | 262,075 |
| Stock based compensation (Note 6) | | 301,838 | | 797,173 |
| Telecommunications | | 39,728 | | 23,940 |
| Travel | | 129,291 | | 87,465 |
| | | 1,577,055 | | 1,887,921 |
| **Loss before other items** | | (1,577,055) | | (1,887,921) |
| **Other income (expense)** | | | | |
| Foreign exchange gain (loss) | | (332,451) | | 86,185 |
| Interest and other income | | 178,726 | | 68,038 |
| Accretion expense - reclamation and environmental obligations (Note 5) | | (69,762) | | - |
| Mineral property exploration costs expensed | | - | | (48,959) |
| Sale of mineral property interest | | 12,000 | | 50,000 |
| **Net loss** | | (1,788,542) | | (1,732,657) |
| **Deficit, beginning of year** | | (11,427,993) | | (9,695,336) |
| **Deficit, end of year** | $ | (13,216,535) | $ | (11,427,993) |
| Net loss per share, basic and diluted | $ | (0.02) | $ | ( 0.03) |
| Weighted average common shares outstanding | | 75,991,693 | | 67,956,616 |

(See accompanying notes to the consolidated financial statements)

# X-Cal Resources Ltd.
# Consolidated Statements of Cash Flows

| Year Ended | | March 31, 2005 | | March 31, 2004 |
|---|---|---|---|---|
| Cash derived from (applied to) | | | | |
| **Operating** | | | | |
| Net loss | $ | (1,788,542) | $ | (1,732,657) |
| Stock-based compensation | | 301,838 | | 797,173 |
| Amortization | | 31,658 | | 22,683 |
| Accretion expense – reclamation and environmental obligations | | 69,762 | | - |
| Mineral property exploration costs expensed | | - | | 48,959 |
| Changes in prepaid expenses and deposits, payables and accruals | | 59,608 | | (126,263) |
| | | (1,325,676) | | (990,105) |
| **Financing** | | | | |
| Shares issued for cash | | 338,250 | | 5,564,410 |
| **Investing** | | | | |
| Notes receivable | | - | | 70,583 |
| In trust deposits (Note 3(c)) | | 1,697,293 | | (1,697,293) |
| Mineral property interests | | (6,445,906) | | (5,842,741) |
| Mineral property costs recovery through joint venturer contribution | | - | | 10,259,200 |
| Purchase of property and equipment | | (19,446) | | (62,585) |
| | | (4,768,059) | | 2,727,164 |
| Net (decrease) increase in cash | | (5,755,485) | | 7,301,469 |
| Cash and term deposits | | | | |
| Beginning of year | | 10,065,889 | | 2,764,420 |
| End of year | $ | 4,310,404 | $ | 10,065,889 |
| **Components of cash and term deposits:** | | | | |
| X-Cal Resources Ltd. | $ | 2,846,436 | $ | 5,380,248 |
| New Sleeper Gold LLC joint venture | | 1,463,968 | | 4,685,641 |
| | $ | 4,310,404 | $ | 10,065,889 |
| **Non-cash investing and financing activities:** | | | | |
| Stock-based compensation capitalized in mineral properties | $ | 37,288 | $ | 248,528 |
| Reclamation and environmental obligation capitalized in mineral property | | - | | 657,389 |
| Depreciation capitalized in mineral properties | | - | | 2,560 |

*(See accompanying notes to consolidated financial statements)*

## 1. Nature of Operations and Basis of Presentation

The company is engaged in the exploration of its mineral property interests and has not determined whether its properties contain reserves that are economically recoverable. The business of exploring for resources involves a high degree of risk. Few properties that are explored ultimately are developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes, and to construct mining and processing facilities at a particular site. There is no assurance that the company will be successful in its search.

The recovery of the amount recorded for mineral property interests is dependent upon the ability of the company to locate economically recoverable reserves, obtain the financing necessary to complete exploration and development of the properties, future mineral prices, and upon future profitable production.

## 2. Summary Significant Accounting Policies

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

### Principles of consolidation

The consolidated financial statements include the accounts of the company and X-Cal U.S.A. Inc., its wholly-owned subsidiary. The company's interest in the joint venture (New Sleeper Gold LLC joint venture), through which it carries on its principal mineral exploration activities, is accounted for using the proportionate consolidation method.

### Use of estimates

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and reported amounts of revenues and expenses. Actual results could differ from management's estimates.

### Translation of foreign currencies

Unless otherwise noted, all amounts presented in these financial statements are expressed in Canadian dollars.

Foreign currency transactions are translated by the temporal method whereby monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet date; non-monetary assets are translated at rates prevailing when acquired; and, revenue and expenses are translated at average rates of exchange for the year. Translation gains and losses are included in the results of operations for the year.

### Cash and term deposits

The company considers cash to include cash and short term investments readily convertible into cash and with original maturities of three months or less.

### Mineral property interests

Mineral interests represent acquisition, holding and exploration costs, less amounts recovered, written off or written down to date. If production is attained, these costs will be amortized using the unit-of-production method based on estimated reserves. Costs related to properties which are abandoned or considered uneconomic in the foreseeable future are written off.

## 2. Summary Significant Accounting Policies (cont'd)

### Mineral property interests

When properties are acquired under agreements requiring future acquisition payments to be made at the sole discretion of the company, those future payments, whether in cash or shares, are recorded only when the company has made or becomes obliged to make the payment or to issue the shares.

When properties are sold under agreements requiring future purchase payments to be made at the sole discretion of the purchaser, those future payments, whether in cash or shares, are recorded only when the purchaser has made or becomes obliged to make the payment or to issue the shares.

### Reclamation and environmental costs

The company is subject to the laws and regulations relating to environmental matters in jurisdictions in which it operates, including those relating to property reclamation, discharge of hazardous material and other matters. The company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its existing properties and properties in which it previously had an interest.

Effective April 1, 2004 the company adopted the new standards for accounting for reclamation and environmental obligations as set out in CICA Handbook Section 3110. Those standards require that the fair value of the company's reclamation and environmental obligations be recognized in the financial statements as a liability in the period in which the obligation is assumed on acquisition or is incurred in exploration of properties. The fair value of the liability is initially recorded at the discounted value of expected future cash outlays to satisfy the obligations, with a corresponding increase to mineral property interests. The liability is adjusted at the end of each period to reflect changes in the present value of the estimated future cash outlays underlying the obligation. The company records that increase in the carrying amount of the obligation as accretion expense.

Previously, reclamation and environmental obligations were accrued on an un-discounted basis at the time of acquisition of properties or as obligations were incurred in exploration activities. This change in accounting policy was applied retroactively.

As a result of the change in accounting standards, previously reported reclamation and environmental obligations as at March 31, 2004 decreased by $1,358,777, with a corresponding decrease in mineral property interests; there was no effect on operations or net loss for 2004.

### Property and equipment

Property and equipment are recorded at cost less accumulated amortization calculated over their estimated useful lives. All property and equipment is amortized on the straight-line method over 5 years.

### Capital stock issued for other than cash

Capital stock issued for other than cash is valued at the price at which the stock traded on the principal stock exchange on which the stock trades at the time the related agreement to issue stock is made or, if such issuance is at the option of the company, at the time the company determines to issue such stock.

### Stock-based compensation

The company follows the recommendations of CICA Handbook Section 3870, "Stock-Based compensation and Other Stock-Based Payments". This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for

## 2. Significant Accounting Policies (cont'd)

### Stock-based compensation

goods and services. The standard requires that all stock-based awards be measured and recognized using a fair value based method.

### Future income taxes

The company follows the liability method of accounting for income taxes. Under the liability method future income tax assets and liabilities are computed on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, using enacted income tax rates at each balance sheet date. Future income tax assets also include the benefit that may be derived from loss carryforwards and unclaimed other deductions. The valuation of future income tax assets is reviewed annually and adjusted by a valuation allowance to reflect the estimated realizable amount.

### Net loss per share

Net loss per share is determined by dividing net loss by the weighted average number of common shares outstanding during the year. The company uses the treasury stock method to determine the dilutive effect of stock options. This method assumes that proceeds received from the exercise of in the money stock options and warrants are used to repurchase common shares at the average market price during the period. No exercise or conversion is assumed during the years in which a net loss is incurred as the effect is anti-dilutive.

### Financial instruments

The company has various financial instruments including cash, prepaid expenses and deposits, funds held in trust, and payables and accruals. The carrying value of all financial instruments approximates their fair values.

The company incurs expenditures in both Canadian and US dollars and obtains financing in Canadian dollars. Therefore, the company is exposed to foreign currency risk. The company does not use derivative instruments to mitigate that risk.

### Comparative figures

Certain 2004 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2005.

## 3. Mineral Property Interests

| | 2005 | 2004 |
|---|---|---|
| Sleeper Gold Project – Nevada, USA | $ 16,054,740 | $ 11,819,012 |
| Mill Claims – Nevada, USA | 2,217,401 | 139,095 |
| Snowbird Group – B.C., Canada | - | - |
| | $ 18,272,141 | $ 11,958,107 |

### Sleeper Gold Project

From December 1993 to December 2003, the Company acquired rights to explore and develop the Sleeper Gold Project properties. Also, the Company had an option to purchase the interest of a joint venturer that had a 50% interest in the properties.

### 3. Mineral Property Interests (cont'd)

**Sleeper Gold Project**

In January 2004, the Company purchased the interest of the former joint venturer Kinross Gold Corporation and formed a new joint venture with New Sleeper Gold Corporation to finance exploration of the property. Certain terms of the new joint venture are set out below:

- New Sleeper Gold Corporation contributed US $20,000,000 in cash to the joint venture.
- The Company contributed its interest in the Sleeper Gold Project to the joint venture.
- The US $20,000,000 cash contribution by New Sleeper Gold Corporation was applied to:

  i) US $4 million to exercise the option to purchase the Kinross Gold interest in the properties;
  ii) US $8 million to fund a reclamation and pollution legal liability insurance policy and a reclamation reserve of which US $5.3 million was expended by March 31, 2004; the remaining US $2.7 million was released subsequently and made available for exploration and general operating purposes; and
  iii) the balance of US $8 million for exploration and general operating purposes.

- If additional funds are required for exploration and general operating purposes, the Company and New Sleeper Gold Corporation have agreed to make additional equal capital contributions. Should either party not meet its capital contributions commitment, the interest of that party will be subject to dilution.

(a) These consolidated financial statements include the Company's 50% interest, expressed in Canadian dollars, of the net assets and income and expenses of New Sleeper Gold LLC joint venture as at and for the period from inception to March 31, 2005:

| | 2005 | 2004 |
|---|---|---|
| Assets | | |
| Cash | $ 1,463,968 | $ 4,685,641 |
| Prepaid expenses and deposits | 240,375 | 254,501 |
| Funds in trust (Note c) | - | 1,697,293 |
| Mineral property interests | 8,690,443 | 4,680,075 |
| | 10,394,786 | 11,317,510 |
| Liabilities and equity | | |
| Payables and accruals | 283,273 | 244,612 |
| Environmental obligation (Note d) | 557,990 | 657,388 |
| (Deficit) retained earnings | (705,677) | 156,310 |
| | 135,586 | 1,058,310 |
| Net assets | $ 10,259,200 | $ 10,259,200 |
| Operations | | |
| Interest income | $ 89,992 | $ 18,903 |
| Administration expenses | (580,809) | (71,154) |
| Foreign exchange gain (loss) | (371,170) | 208,561 |
| Net earnings (loss) | (861,987) | 156,310 |
| Retained earnings, beginning of year | 156,310 | - |
| Retained earnings (deficit), end of year | $ (705,677) | $ 156,310 |

### 3. Mineral Property Interests (cont'd)

#### Sleeper Gold Project

(b) See attached Consolidated Schedules of Mineral Property Acquisition and Exploration Costs.

(c) The funds remaining in trust were released to the joint venture for general operating purposes in October 2004 when all of the Kinross Gold permits transferred to the joint venture and when the US environmental agencies released Kinross from its reclamation and pollution liability bond.

(d) The funds held by the insurer earn interest at the one year treasury bill rate and are available to pay reclamation costs and other indemnity claims that may be incurred by the joint venture.

(e) The joint venture has recognized the fair value of the estimated liability for future closure and reclamation costs with a corresponding increase to the carrying value of the property.

(f) Certain claims of the Sleeper Project are subject to royalty obligations to Leland York under a lease agreement. Sleeper LLC is obliged to make advance royalty payments of $3,000,000 payable at $50,000 per year (cumulative required amount of $686,500 has been paid to date; $586,500 to 2004). Any commercial production from those claims is subject to a 3% net smelter return that may be offset in full to the extent of royalties paid in advance. When $3,000,000 has been paid, the royalty will be reduced to 0.5%. Sleeper LLC has the right of first refusal to purchase the remaining 0.5% royalty at a price to be negotiated should the holder offer it for sale.

#### Mill Claims

The Mill claims were acquired by staking in 1992. The company owns a 100% interest in this 640 acre group of lode mineral claims. In April 2004, the company received all necessary approvals to commence a drill program on the property and has completed its Phase 1 drill exploration program.

#### Snowbird Group

In 2003, the company accepted an offer from Omineca Gold Ltd to purchase the Snowbird Property for $1.6 million. A director and officer of the company has an interest in Omineca Gold Ltd. An arm's length consultant rendered a fairness opinion with respect to the consideration to be received by the company and the sale was approved by the company's shareholders. The initial purchase payment of $50,000 was made in 2004 and in 2005 the company received the minimum annual advance royalty of $12,000. The minimum annual advance royalty will be increased to $24,000 on November 24, 2007 and to $50,000 on November 24, 2009.

The company retains a 2% net smelter return royalty on the property until it has received $1,600,000 including the initial cash payment and all advance royalty and net smelter return royalty payments. The company has a right of first refusal to reacquire any portions of the property that Omineca abandons that were previously owned by the company.

## 4. Property and equipment

| March 31, 2005 | | Cost | | Accumulated Amortization | | Net Book Value |
|---|---|---|---|---|---|---|
| Vehicles | $ | 145,182 | $ | 79,875 | $ | 65,308 |
| Office equipment | | 90,012 | | 65,725 | | 24,286 |
| Leasehold improvements | | 18,650 | | 16,228 | | 2,422 |
| | $ | 253,844 | $ | 161,828 | $ | 92,016 |

| March 31, 2004 | | Cost | | Accumulated Amortization | | Net Book Value |
|---|---|---|---|---|---|---|
| Vehicles | $ | 139,921 | $ | 59,006 | $ | 80,915 |
| Office equipment | | 76,590 | | 60,549 | | 16,041 |
| Leasehold improvements | | 40,056 | | 32,784 | | 7,272 |
| | $ | 256,567 | $ | 152,339 | $ | 104,228 |

## 5. Reclamation and Environmental Obligations

| | | 2005 | | 2004 |
|---|---|---|---|---|
| Balance, beginning of year as previously reported | $ | 2,016,165 | $ | 2,016,165 |
| Prior year adjustment to reflect accounting change (Note 2) | | (1,358,777) | | (1,358,777) |
| Balance, beginning of year as restated | | 657,388 | | 657,388 |
| Accretion expense | | 69,762 | | - |
| Changes in credit-adjusted risk free rate | | 3,096 | | - |
| Payments made | | (172,256) | | - |
| Balance, end of year | $ | 557,990 | $ | $657,388 |

As at March 31, 2005 and 2004, the following information was assumed in measuring the reclamation and environmental obligation:

| | | 2005 | | 2004 |
|---|---|---|---|---|
| Undiscounted obligation | $ | 1,843,909 | $ | 2,016,165 |
| Expected timing of payments | | 2006 – 2052 | | 2006 – 2052 |
| Average credit-adjusted risk-free rate | | 10.76% | | 10.64% |
| Inflation factor | | 2.0% | | 2.0% |

## 6. Capital Stock

### a) Authorized:

During 2005 the shareholders of the company authorized an increase in the company's authorized share capital from 200,000,000 common shares without par value to unlimited common shares without par value.

### b) Issued:

| | Shares | | Value | | Contributed Surplus |
|---|---|---|---|---|---|
| Balance, March 31, 2003 | 64,412,916 | $ | 27,822,728 | $ | 173,999 |
| Issued for cash | 6,500,000 | | 4,413,200 | | |
| Issued on the exercise of warrants | 2,329,839 | | 574,459 | | |
| Issued on the exercise of options | 1,792,500 | | 576,750 | | |
| Stock-based compensation – options exercised | | | 66,864 | | (66,864) |
| Stock-based compensation – options granted | | | | | 1,045,701 |
| Balance, March 31, 2004 | 75,035,255 | | 33,454,001 | | 1,152,836 |
| Issued on the exercise of warrants | 1,025,000 | | 307,500 | | |
| Issued for on the exercise of stock options | 75,000 | | 30,750 | | |
| Stock-based compensation – options exercised | | | 16,937 | | (16,937) |
| Stock-based compensation – options granted | | | | | 339,126 |
| Balance, March 31, 2005 | 76,135,255 | $ | 33,809,188 | $ | 1,475,025 |

### c) Stock Options

The company has a stock option plan under which directors, officers and other key employees and consultants to the corporation and its subsidiaries may be granted options to purchase shares. The number of common shares subject to options granted under the plan is 5% of the issued capital at the date of the grant with respect to any one optionee, not to exceed 7,500,000 (2004: 6,500,000) common shares in aggregate. Options issued under the Plan may be exercised during a period determined by the board of directors, which cannot exceed five years.

Summary of stock option activity:

| | Shares | 2005 Weighted Average Exercise Price | Shares | 2004 Weighted Average Exercise Price |
|---|---|---|---|---|
| Outstanding, beginning of year | 4,315,000 | $ 0.68 | 3,687,500 | $ 0.42 |
| Granted | 1,115,000 | $ 0.49 | 2,900,000 | $ 0.78 |
| Exercised | (75,000) | $ 0.41 | (1,792,500) | $ 0.32 |
| Expired | (200,000) | $ 0.73 | (380,000) | $ 0.57 |
| Cancelled | - | - | (100,000) | $ 0.81 |
| Outstanding, end of year | 5,155,000 | $ 0.64 | 4,315,000 | $ 0.68 |

## 6. Capital Stock (cont'd)

### c) Stock Options

As at March 31, 2005, the Company had stock options outstanding and exercisable, enabling the holders to acquire shares as follows:

| Number of Shares | Exercise Price | Expiry Date |
|---|---|---|
| 40,000 | $0.70 | April 10, 2005 |
| 50,000 | $0.50 | April 30, 2005 |
| 1,750,000 | $0.81 | December 08, 2005 |
| 1,450,000 | $0.47 | December 06, 2006 |
| 50,000 | $0.50 | January 28, 2007 |
| 750,000 | $0.80 | March 11, 2007 |
| 225,000 | $0.50 | December 13, 2007 |
| 200,000 | $0.45 | April 1, 2008 |
| 640,000 | $0.50 | December 13, 2009 |
| 5,155,000 | | |

### d) Warrants

Summary of share warrant activity:

| | Shares | 2005 Weighted Average Exercise Price | Shares | 2004 Weighted Average Exercise Price |
|---|---|---|---|---|
| Outstanding, beginning of year | 6,744,668 | $ 0.65 | 6,224,507 | $ 0.44 |
| Issued | - | - | 3,250,000 | $ 0.72 |
| Exercised | (1,025,000) | $ 0.30 | (2,329,839) | $ 0.25 |
| Expired | (2,469,668) | $ 0.70 | (400,000) | $ 0.25 |
| Outstanding, end of year | 3,250,000 | $ 0.72 | 6,744,668 | $ 0.65 |

The warrants are exercisable at a price of $0.72 and expire December 15, 2005.

### e) Stock-based Compensation

The company used the Black-Scholes option pricing model to estimate the value of the options at each grant date using the following assumptions for the year ended March 31, 2005 and 2004:

| | 2005 | 2004 |
|---|---|---|
| Risk-free rate of return | 3.43% | 2.98% |
| Expected dividend yield | - | - |
| Expected stock price volatility | 92.85% | 91% |
| Expected option life in years | 4.15 | 2 |

## 6. Capital Stock (cont'd)

### e) Stock-based Compensation

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the company's stock options.

During the year ended March 31, 2005, the compensation cost of stock options granted which was expensed was $301,838 and $37,288 was capitalized to mineral properties. Stock based compensation was attributable as to directors - $230,170; employees - $16,608; and consultants $92,348.

During the year ended March 31, 2004, the compensation cost of stock options granted which was expensed was $797,173 and $248,528 was capitalized to mineral properties. Stock based compensation was attributable as to directors - $641,484; employees - $20,107; and consultants $384,110.

## 7. Related party transactions

The Company paid legal fees of $26,607 (2004 - $35,358) to a law firm of which a director of the company is a partner. The Company also paid an aggregate of $33,815 (2004 - $28,000) in consulting fees to two directors of the Company. The Company paid an aggregate of $13,000 for the year (2004 - $Nil) in directors fees.

## 8. Income taxes

The components of the company's future income tax assets are as follows:

| | 2005 | 2004 |
|---|---|---|
| Mineral properties | $ 1,151,000 | $ $ 1,206,000 |
| Share issue costs | 25,000 | 39,000 |
| Non-capital losses carried forward | 1,412,000 | 1,347,000 |
| U.S. net operating losses carried forward | 278,000 | 88,000 |
| Total future income tax assets | 2,866,000 | 2,680,000 |
| Valuation allowance | (2,866,000) | (2,680,000) |
| Net book value | $ - | $ $ - |

The company has non-capital losses of $3,963,000 available to reduce future taxable income which under Canadian income tax laws expire as follows:

| | |
|---|---|
| 2007 | $ 364,000 |
| 2008 | 408,000 |
| 2009 | 433,000 |
| 2010 | 947,000 |
| 2014 | 996,000 |
| 2015 | 815,000 |
| | $3,963,000 |

### 8. Income taxes (cont'd)

The company also has reported net operating losses in the U.S. of $652,000 that are available to reduce taxable income in future years. These losses will expire in the period from 2011 to 2025 if not utilized.

The income tax recovery shown on the statements of operations differs from that obtained by applying combined Canadian Federal and Provincial statutory rates of 35.62% (2004: 37.12%) to the loss before taxes as follows:

| | 2005 | 2004 |
|---|---|---|
| Income tax recovery based on the statutory rate | $ 637,000 | $ 643,000 |
| Tax effect of expired losses | (172,000) | (114,000) |
| Stock-based compensation | (107,000) | (295,000) |
| Increase in valuation allowance | (358,000) | (234,000) |
| Income tax for the period | $ - | $ - |

### 9. Segmented information

The company operates in one industry segment, the mineral resource industry, and in two geographical segments, Canada and the United States of America. All current exploration activities are conducted in Nevada, USA. The net loss and assets identifiable with those geographic areas are as follows:

| | 2005 | 2004 |
|---|---|---|
| Net (loss) income | | |
| Canada | $ (926,555) | $ (1,888,414) |
| U.S.A. | (861,987) | 155,757 |
| | $ (1,788,542) | $ (1,732,657) |
| Assets | | |
| Canada | $ 2,938,452 | $ 5,484,476 |
| U.S.A. | 20,094,605 | 18,738,525 |
| | $ 23,033,057 | $ 24,223,001 |

### 10. Commitments

#### a) Office Lease

The company leases office space in Vancouver until July 31, 2007, under which it must pay $26,187 annually as its share of base rent and operating costs.

#### b) Management Agreements

The company has a five year Employment Agreement dated September 1, 2004 whereby it will pay an administrative manager $72,000 per annum. Currently, by mutual agreement between the parties, the employee is receiving $36,000 per annum as payment in full for services provided. Should the company terminate the agreement or should the company have an effective change of control it will be liable for payment of one year's salary at the full rate of $72,000.

## 10. Commitments (cont'd)

### b) Management Agreements

The company has an employment contract with its President. Under the terms of that contract, remuneration is $120,000 per annum reviewable on October 1st of each year, when such remuneration may be increased but not decreased. The contract provides that, in the event of termination by the company, the President shall receive three times the annual amount salary in the year of termination plus US $150,000.

## 11. Subsequent Events

On June 28th the company entered into an option agreement with Placer Dome U.S., Inc., which allows Placer the right to purchase the company's Mill Creek Gold property, located in the Cortez Area, Lander County, Nevada for US $5,000,000 until January 16, 2006. A non-refundable signing fee of $US 50,000 paid to the company by Placer will initiate the agreement.

The company will retain a 1.5% Net Smelter Return Royalty interest in the property, if the option is exercised by Placer.

Under the terms of the agreement Placer has until January 16, 2006 to determine if they will pay $US 5 million for the Mill Creek Gold property. The cash payment and the NSR interest must be delivered to X-Cal within 60 days, following an election, to exercise the option.

Placer has the right to drill during the option period. The minimum drill test footage total that will be carried out is 5000ft. Additional footage during the time frame is possible under terms of the agreement. The initial drilling can be carried out under existing permits.

X-Cal Resources Ltd.
Consolidated Schedules of Mineral Acquisition and Exploration Costs
For the years ended March 31, 2005 and 2004

| | 2005 | | | | 2004 | | | |
|---|---|---|---|---|---|---|---|---|
| | Sleeper Gold Project | Pipeline Area - Mill Claims | Snowbird Group | Total | Sleeper Gold Project | Pipeline Area - Mill Claims | Snowbird Group | Total |
| Mineral acquisitions and exploration expenditures, beginning of year | $ 17,991,460 | $ 139,095 | $ - | $ 18,130,555 | 15,411,293 | $ 103,755 | $ 1 | $ 15,515,049 |
| Acquisition and holding costs incurred | | | | | | | | |
| Advance royalties | - | - | - | - | 86,406 | - | - | 86,406 |
| Property acquisitions | - | - | - | - | - | - | - | - |
| | $ - | $ - | $ - | $ - | $ 86,406 | $ - | $ - | $ 86,406 |
| Exploration Expenditures | | | | | | | | |
| Claim Staking | - | - | - | - | 4,667 | - | 14,041 | 18,708 |
| Consulting | 14,160 | 124,023 | - | 138,183 | 401,961 | 13,193 | 6,699 | 421,853 |
| Geology | 1,244,920 | 79,775 | - | 1,324,695 | 166,740 | 4,335 | - | 171,075 |
| Drilling & Assaying | 2,518,744 | 1,446,694 | - | 3,965,438 | 1,192,792 | - | - | 1,192,792 |
| Equipment | | | | - | 83,552 | | | 83,552 |
| Field expenses | 411,787 | 118,578 | - | 530,365 | 87,023 | 2,064 | 1,735 | 90,822 |
| Insurance | 9,500 | 9,500 | - | 19,000 | 8,162 | 4,059 | 4,103 | 16,324 |
| Geophysics & Geochemistry | 263,374 | 40,823 | - | 304,197 | 61,370 | - | - | 61,370 |
| Licenses and fees | | 10,914 | - | 10,914 | 159,562 | 5,425 | 7,727 | 172,714 |
| Reclamation | 53,886 | 99,870 | - | 153,756 | - | - | - | - |
| Stock-based compensation | 22,373 | 14,915 | - | 37,288 | 248,528 | - | - | 248,528 |
| Office, wages, prof fees & travel expenses | 117,238 | 133,214 | - | 250,452 | 79,404 | 6,264 | 14,653 | 100,321 |
| | $ 4,655,982 | $ 2,078,306 | $ - | $ 6,734,288 | $ 2,493,761 | $ 35,340 | $ 48,958 | $ 2,578,059 |
| Mineral property interests written off | $ - | $ - | $ - | $ - | $ - | $ - | $ (48,959) | $ (48,959) |
| Mineral exploration expenditures and interests before other costs (recoveries) | $ 22,647,442 | $ 2,217,401 | $ - | $ 24,864,843 | $ 17,991,460 | $ 139,095 | $ - | $ 18,130,555 |
| Prepaid reclamation obligation insurance | 1,236,930 | - | - | 1,236,930 | 1,375,593 | - | - | 1,375,593 |
| Funds held by insurer for reclamation obligation | 1,772,179 | - | - | 1,772,179 | 2,053,770 | - | - | 2,053,770 |
| *Deferred environmental cost* | 657,389 | - | - | 657,389 | 657,389 | - | - | 657,389 |
| Recovery through joint venturer cash contribution | (10,259,200) | - | - | (10,259,200) | (10,259,200) | - | - | (10,259,200) |
| ***Mineral interests, end of year*** | $ 16,054,740 | $ 2,217,401 | $ - | $ 18,272,141 | $ 11,819,012 | $ 139,095 | $ - | $ 11,958,107 |

**MANAGEMENT DISCUSSION AND ANALYSIS**
(for the year ended March 31, 2005)

This year end Management Discussion and Analysis ("MD & A") is intended to supplement the company's consolidated financial statements and notes thereto, and compares the financial results of the 2005 fiscal year with those of the preceding two years. The reader is encouraged to review the Company's financial statements in conjunction with this document copies of which are available on the SEDAR website: www.sedar.com.

The Company prepares its financial statements in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). All dollar figures included therein and in the following discussion and analysis are quoted in Canadian dollars unless otherwise noted.

The information in this Management Discussion and Analysis contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. The forward-looking statements are made as of June 29, 2005.

All references to "2005" refer to the fiscal year ended March 31, 2005, and all references to "2004" and "2003" refer to the fiscal years ended March 31, 2004 and March 31, 2003 respectively, unless otherwise noted.

***General***

The Company is an active resource exploration company focused on the identification and delineation of gold and silver mineral resources on its Sleeper and Mill Creek properties in Nevada, USA. X-Cal has controlled these properties since 1993 and 1992, respectively. The Company depends on private placements and joint ventures to fund its corporate activities. These proceeds are used for investigation and appraisal of targeted mineral zones on its concessions, the administration and maintenance of the Company's operations, and compliance with all regulatory requirements.

Predictions about the direction of the gold price either upwards or downwards are just that: predictions. However, the opinion of management is that the industry must replace its reserves. Nevada is one area where the investment in infrastructure has already been made. Nevada is a prime location for reserve replacement where low cash cost ounces have historically been found. Higher gold prices, if they occur, would be a bonus. Nevada, in terms of geology and resources, political risk, and cost-efficiency, is a practical area in which to focus exploration activity. Therefore the Company concentrates the majority of its time, effort, and resources on mineral exploration opportunities in this gold producing state.

The Company's mandate is to develop our gold properties. Management, directors and consultants are applying their combined experience and expertise to exploration of the Company's Nevada gold properties.

Funding the Company's exploration work programs is dependent on certain factors, not all of which are under the Company's control. The general liquidity of the markets, which are in turn dependent on the price of gold and other commodities, is a major factor affecting the Company's on-going objectives. The potential profitability of the Sleeper and Mill Creek Gold Projects and other gold mining projects is dependent upon the market price of gold, silver and other concentrates produced and changes in currency exchange rates and the Canadian and United States dollars. The prices of precious and base metals and currency exchange rates have fluctuated significantly and are affected by numerous factors beyond the Company's control, including but not limited to, international economic and political conditions, global and regional consumption patterns, speculative trading activities, levels of supply and demand, availability and costs of metal substitutes, metal stock levels maintained by producers and others, inventory carrying costs and inflation and interest rates. These factors affect the price of precious and base metals, and therefore the economic viability of the Company's mining interests, and they cannot accurately be predicted

### *Sleeper Gold – Joint Venture*

*Note: All references to years, 2005 – 2004 refer to work programs carried out within the calendar year.*

The Sleeper Gold Project is a 30 square mile gold district located in Humboldt County, Nevada. A 50% interest in the Sleeper project was acquired by New Sleeper Gold Corporation, a publicly traded reporting issuer (NWS.V) in return for providing initial funding to the New Sleeper Gold LLC joint venture ("Sleeper Joint Venture") (50% X-Cal/50% New Sleeper). The Company contributed its interest in the Sleeper Gold Project to the Sleeper Joint Venture and New Sleeper Gold Corporation capitalized the Sleeper Joint Venture with US $20,000,000 to explore the Sleeper Gold Project. The Sleeper Joint Venture company treasury is independent of both companies and managed on behalf of the Sleeper Joint Venture by New Sleeper Gold Corporation. The Sleeper Joint Venture is operated by a committee composed of members from each company. The work programs are being managed by New Sleeper. A National Instrument 43-101-compliant technical report has been submitted by each party. The technical reports can be viewed on the companies' web sites and are also available on SEDAR at www.sedar.com.

The Sleeper Joint Venture's 2004 (calendar year) initial exploration efforts have been focused on the most advanced exploration targets on the following areas the West Wood, Facilities (Silica Cap) areas where drilling was undertaken. Exploration work also commenced during the year on the Sleeper Pit, Leach Pad 1, Alma-Dome-Electrum and Range Front Fault areas.

The exploration program for the years 2004 and 2005 include geochemical surveys, a variety of geophysical surveys, sampling and mapping in addition to 75,000 feet of core and RC drilling. Significant drilling results, progress reports and exploration target maps were released by way of news releases by the Company specifically, dated June 1, 2004, June 30, 2004, November 22, 2004 and February 2, 2005.

Readers are encouraged to view these news releases which include plan maps and assay results which are available on X-Cal Resources Ltd. web site at http://www.x-cal.com and on the SEDAR website at www.sedar.com.

#### Westwood

This zone is located on the south western margin of the Sleeper Pit. Gold-bearing hydrothermal sulphide breccia was first intersected in 1994 but follow up drilling was not undertaken. Before entering into the Sleeper Joint Venture, X-Cal drilled 22 reverse circulation holes from 1996 – 2003. Continued core drilling of the West Wood breccia zone has confirmed that higher grade gold mineralization is hosted by colloform banded quartz veins, very similar in appearance to the high grade mineralization mined from the Sleeper Pit between 1986 and 1996. On the basis of the core drilling completed to date further core drilling is proposed at West Wood to define this mineralization. A resource calculation for Westwood is underway at this time.

#### Facilities

The Facilities area is on the east side of the Sleeper Pit. The objective of the drilling program was to test previously-identified mineralization. The Sleeper Joint Venture had planned a 30-hole program to follow up widely spaced drilling in 1987-1988. Information available to the Company indicates that a total of 22 holes have been drilled to date with several holes being completed in a previously inaccessible area. Further drilling is proposed to define the extent of near surface mineralization encountered during the program. The Facilities area will be included in the resource calculations that are being compiled at this time for the Sleeper Gold Project.

**Sleeper Pit**

A detailed review of the Sleeper Pit drilling and geological information was undertaken to assess the potential for extensions of higher grade and bonanza style gold mineralization below the pit. The Sleeper Joint Venture has completed six core holes and one wedged directional drill hole to test for extensions to gold mineralization under the Sleeper Pit which is now flooded. In total 14,740 ft of drilling was completed. Although none of these holes cut high grades of gold or silver mineralization, four of these deep holes cut lower grade gold mineralization which is interpreted to be feeder zones to the mineralization at higher elevations. The Sleeper Pit area are also part of the resource calculations that are being compiled for the Sleeper Gold Project.

**Leach Pad 1**

A program of Sonic drilling was commenced on Leach Pad 1. The program is expected to be a total of 17 holes. The objective of this program is to determine the grade of the material on Leach Pad 1 and to collect sufficient material for comprehensive metallurgical testwork. The metallurgical tests are to be carried out by Kappes, Cassiday & Associates in Reno. The purpose of the metallurgical tests is to determine whether the material on Leach Pad 1, and potentially the other four leach pads, might justify retreatment. The results of this program are not yet available. Additional drilling and sampling of the heaps is required for an accurate assessment of the potential of this above ground material.

**Alma-Dome-Electrum**

A program of geological mapping, rock chip sampling and soil sampling is ongoing in the Alma – Dome – Electrum area 3 miles (4.9 km) south west of the Sleeper Pit to develop targets for drill testing. Results have been received for 237 channel samples from 700 ft of accessible underground workings at the abandoned Alma gold mine. The best result was 2 opt gold from a 5 foot channel sample in an area of intersecting 040o and 325o oriented structures. Surface sampling yielded gold values up to 0.20 opt gold from north-west mineralized structures. A core drilling program in the vicinity of the Alma mine was commenced during the period under discussion. The proposed program consisted of four holes for a total of 2,000 ft at this time no further work is planned for this area.

At the Dome prospect rock chip sampling returned anomalous gold values (100 – 300 ppb Au) and a multi-element geochemical anomaly associated with jasperoidal silicification. On the north east flank of Dome Hill, five RC drill holes for a total of 2,540 ft were completed to test this feature. Assay results are available for all these holes, but there were no grades above 0.5 g/t Au. Further drilling on a different sector of the Dome prospect, is postponed in favor of other higher prior targets within Sleeper Gold district.

**Range Front**

The Range Front Fault, located east of the Sleeper Pit, is parallel to other north easterly trending structures further to the west which hosted the Sleeper Vein and the Wood Vein. A program of geological mapping, geochemical sampling, and geophysics, commenced late 2004 is to be completed along the Range Front Fault with drill testing commencing in early 2005. The proposed drill testing scheduled to commence in early 2005 was delayed due to permitting and is expected to be completed later in this year.

**Future Exploration**

The Sleeper Joint Venture technical committee has approved US $5,000,000 work program for 2006 (2005 – US $6,000,000). Currently, two drills are on site and operating. An initial 55,000 feet of core and reverse circulation (RC) drilling has been approved as part of the current exploration program. Half of this approved drilling footage is discretionary and will be allocated as results determine.

The targets in the 2005 program include the Range Front Fault target area, located east of the Sleeper Pit where the Sleeper Volcanics contact the adjacent sediments. Other targets to be followed up include extensions to the north and south of the Sleeper mineralization, Bedrock Casino, and a number of other targets in the vicinity of the Sleeper Pit.

***Mill Creek Property***

The Mill Creek Gold Property is owned 100% by the Company. The property, located in Lander County, Nevada, is an early stage (grass roots) gold project. The Mill Creek property is located in an area where commercial gold deposits, such as Placer Dome's Cortez and Pipeline projects are known to occur. The gold area is also known as the "Cortez Area" within the Battle Mountain-Cortez-Eureka Trend. A US$1,600,000 exploration work program that included drilling, mapping, sampling and geophysics has been completed on the Mill Creek Property. The program costs were anticipated to be US $1,000,000, but the initial Phase 1 program had cost overruns of approximately US $600,000. This was due to drilling costs at Mill Creek being significantly higher than anticipated and an increase in budget allocation for the project.

Richard Redfern, M.Sc., who is a qualified person as defined by NI-43-101, has provided the Company with a new technical report of the Mill Creek Gold Property dated February 18, 2005, which has been filed with regulators. Investors are encouraged to read the complete report for a comprehensive view of the early stage gold project which is available for viewing on the SEDAR website www.sedar.com and the Company's website www.x-cal.com.

See Subsequent Events section contained herein.

***Snowbird Property***

The policy of concentrating on the Sleeper and Mill Creek Gold properties in Nevada contributed to the decision to dispose of the dormant Snowbird Property located in British Columbia, Canada. In 2004 the Snowbird property was sold to a private company (Omineca Gold Ltd.) by the Company for $1,600,000. As a director and officer of the Company has an interest in Omineca Gold Ltd., the sale was completed following an independent appraisal and shareholder approval. The Company received the initial purchase payment of $50,000 in 2004 and in 2005 the Company received the minimum annual advance royalty of $12,000. The minimum advance royalty will be increased to $24,000 on November 24, 2007 and to $50,000 on November 24, 2009.

The Company retains a 2% net smelter return royalty on the property until it received $1,600,000 including the initial cash payment and all advance royalty and net smelter return royalty payments. The Company also retains the right to reacquire any portions of the property that Omineca abandons and that were previously owned by the Company.

### *Results of Operations*

The following table summarizes selected financial data from the Company's audited consolidated financial statements for the three years ended March 31, 2005.

| | | 2005 | | 2004 | | 2003 |
|---|---|---|---|---|---|---|
| Total revenue excluding foreign exchange | $ | 190,726 | $ | 118,038 | $ | 19,158 |
| Net loss for the year | $ | 1,788,542 | $ | 1,732,657 | $ | 969,467 |
| Loss per share | $ | .02 | $ | .03 | $ | .02 |
| Cash and cash equivalents | $ | 4,310,404 | $ | 10,065,889 | $ | 2,764,420 |
| Total assets | $ | 23,033,057 | $ | 24,223,001 | $ | 18,576,353 |
| Total liabilities | $ | 965,379 | $ | 1,044,157 | $ | 274,962 |
| Total shareholders' equity | $ | 22,067,678 | $ | 23,178,844 | $ | 18,301,391 |
| Cash dividends per share | $ | Nil | $ | Nil | $ | Nil |

Total revenues earned in the fiscal year ended March 31, 2005, are derived from interest earned: cash and short-term monetary investments $178,726 (2004 – $68,038, 2003 – $19,158) of which $89,992 (2004 – $18,903, 2003 – Nil) is attributable to X-Cal's 50% share of the Sleeper Joint Venture. The balance of revenues earned during 2005 include $12,000 (2004 - $50,000, 2003 - Nil) received by the Company as an option payment from the sale of the Snowbird property.

Included in the audited consolidated financial statements for 2005 is the Company's 50% share of the net assets and income and expenses of the Sleeper Joint Venture as at and for the period from inception to March 31, 2005. Please refer to Note 3(a) of the "Notes to the Consolidated Financial Statements" for March 31, 2005 for a detailed listing of the Sleeper Joint Venture net assets, income and expenses incorporated into X-Cal's audited consolidated financial statements.

The following table outlines general and administrative expenditures attributable directly to the Company and those attributable to the Sleeper Joint Venture.

| Years ended March 31, | 2005 | | | 2004 | | | 2003 |
|---|---|---|---|---|---|---|---|
| | X-Cal Resources Ltd. | Sleeper Joint Venture | Total | X-Cal Resources Ltd. | Sleeper Joint Venture | Total | Total |
| | $ | $ | $ | $ | $ | $ | $ |
| Accounting & Audit | 80,750 | 17,445 | 98,195 | 56,485 | | 56,485 | 41,878 |
| Consulting | 82,258 | | 82,258 | 256,088 | | 256,088 | 31,600 |
| Amortization | 31,658 | | 31,658 | 22,683 | | 22,683 | 10,977 |
| Investor Relations | 89,793 | | 89,793 | 61,819 | | 61,819 | 128,857 |
| Insurance | 41,542 | 190,970 | 232,512 | 6,081 | 15,589 | 21,670 | 5,011 |
| Shareholder communication | 81,433 | | 81,433 | 66,832 | 1,651 | 68,483 | 121,349 |
| Legal | 43,021 | | 43,021 | 77,155 | 13,714 | 90,869 | 16,576 |
| Office & other | 29,347 | 9,757 | 39,104 | 23,939 | 2,554 | 26,491 | 29,055 |
| Rent | 27,437 | 14,792 | 42,229 | 43,145 | 3,288 | 46,433 | 44,172 |
| Salaries & consultants & contractors | 134,478 | 186,656 | 321,134 | 235,943 | 26,132 | 262,075 | 211,950 |
| Stock-based compensation | 301,838 | | 301,838 | 797,173 | | 797,173 | 107,537 |
| Regulatory fees | 44,861 | | 44,861 | 66,247 | | 66,247 | 67,844 |
| Telecommunications | 17,954 | 21,774 | 39,728 | 23,940 | | 23,940 | 18,380 |
| Travel | 59,638 | 69,653 | 129,291 | 79,239 | 8,226 | 87,465 | 76,362 |
| | $1,066,008 | $511,047 | $1,577,055 | $1,816,767 | $ 71,154 | $1,887,921 | $911,548 |

General and administrative expenses in 2005 were $1,577,055 (2004 - $1,887,921, 2003 - $911,548). The overall decrease in comparative costs between the years 2005 and 2004 is due mainly to a decrease in stock-based compensation expensed of $301,838 (2004 - $797,173, 2003 – $107,537). Further, 2005 does include a substantial increase in insurance costs $190,970 (2004 – $15,589, 2003 – $Nil) attributable to the Sleeper Joint Venture. The balance of insurance costs includes increased costs to the Company $41,542 (2004 – $6,081, 2003 – $5,011).

For the year ended March 31, 2005, X-Cal recorded an unrealized foreign exchange loss of $332,451 (2004 – $86,185, 2003 – ($34,463)). This loss was generated by the Sleeper Joint Venture foreign exchange translation loss of $371,170; otherwise the Company would have had a foreign exchange gain of $38,719.

The following is a summary of unaudited quarterly financial information for the two years ended March 31, 2005.

| **2005** | **1st QTR** | **2nd QTR** | **3rd QTR** | **4th QTR** | **TOTAL** |
|---|---|---|---|---|---|
| Interest Income | $45,099 | $47,523 | $82,837 | $3,267 | $178,726 |
| Net loss | $48,972 | $491,878 | $708,753 | $538,939 | $1,788,542 |
| Loss per share* | $0.001 | $0.006 | $0.009 | $0.007 | $0.02 |

| **2004** | **1st QTR** | **2nd QTR** | **3rd QTR** | **4th QTR** | **TOTAL** |
|---|---|---|---|---|---|
| Interest Income | $7,540 | $5,666 | $5,136 | $49,696 | $68,038 |
| Net Loss | $340,570 | $145,142 | $555,563 | $691,382 | $1,732,657 |
| Loss per share* | $0.05 | $0.002 | $0.01 | $0.005 | $0.03 |

**Basic and diluted*

***Liquidity and Capital Resources***

At March 31, 2005, the Company had cash and short-term investments of $4,310,404 (2004 – $10,065,889, 2003 – $2,764,420) of which $1,463,968 is the Company's 50% share of the Sleeper Joint Venture cash balances. At March 31, 2005 the Company held $2,789,171 in guaranteed investment certificates and term deposits with the Bank of Montreal.

At March 31, 2005, the Company had a working capital balance of $4,261,511 (2004 – $10,076,604, 2003 – $2,666,873). Of this amount $1,421,070 is attributable to the Sleeper Joint Venture, leaving a working capital balance of $2,840,441 to fund the Company's independent exploration activities and general operating expenses. The decrease in working capital reflects an overall increase in mineral exploration and a decrease in financing activities by the Company in 2005 as compared to 2004.

In 2005 the Company issued no common shares (2004 – 6,500,000, 2003 – 8,499,333) in private placements for net proceeds of $Nil in 2005 (2004 – $4,413,200, 2003 – $3,490,301); 75,000 (2004 – 1,792,500, 2003 - 1,042,500) common shares issued for the exercise of options for $30,750 (2004 – $576,750, 2003 – $322,000) in proceeds; and 1,025,000 (2004 – 2,329,839, 2003 – 2,615,000) shares issued for the exercise of warrants for proceeds of $307,500 (2004 – 574,459, 2003 – $624,000).

Contractual property acquisition and holding costs for 2005 were Nil (2004 – $86,406, 2003 – $46,674). In January 2004, the Sleeper Joint Venture was formed and future advance royalty payments due under the Sleeper Gold project are to be paid by the joint venture.

Exploration and annual property costs in 2005 were $6,734,288 (2004 – $2,494,507, 2003 – $783,372). Of that amount $4,655,982 (2004 – $2,410,209, 2003 – $774,068) was incurred on the Sleeper Gold property and now funded by the Sleeper Joint Venture and $2,217,401 (2004 – $139,095, 2003 - $13,363) on the Mill Creek Property funded entirely by the Company.

### *Commitments*

#### Office Lease

The company leases office space in Vancouver until July 31, 2007, under which it must pay $26,187 annually as its share of base rent and operating costs.

#### Management Agreements

The company has entered into a five year Employment Agreement dated September 1, 2004 whereby it will pay an administrative manager $72,000 per annum. Currently, by mutual agreement between the parties, the employee is receiving $36,000 per annum as payment in full for services provided. Should the company terminate the agreement or should the company have an effective change of control it will be liable for payment of one year's salary at the full rate of $72,000.

The company has an employment contract with its President. Under the terms of that contract, remuneration is $120,000 per annum reviewable on October 1st of each year, when such remuneration may be increased but not decreased. The contract provides that, in the event of termination by the company, the President shall receive three times the annual amount salary in the year of termination plus US $150,000.

### *Related Party Transactions*

For the fiscal year ended March 31, 2005, the Company paid legal fees of $26,607 (2004 - $35,358, 2003 – $14,044) to a law firm in a director of the Company is a partner. The Company also paid an aggregate of $33,815 (2004 – $28,000, 2003 - $31,600) in consulting fees to two directors of the Company. The Company instituted a policy of paying $3000 per annum to its outside directors with an additional payment of $2,000 per annum for those members who participate in its committees. During 2005, the Company paid an aggregate of $13,000 (2004 – Nil, 2003 – Nil) under this new policy.

### *Critical Accounting Estimates and Significant Accounting Policies*

For a detailed summary of the Company's significant accounting policies, the reader is directed to Note 2 of the Notes to the Consolidated Financial Statements, March 31, 2005 and 2004, available on SEDAR www.sedar.com

#### Principals of Consolidation

The consolidated financial statements and information contained therein include the accounts of the Company and X-Cal U.S.A. Inc., its wholly-owned subsidiary. The Company's interest in the Sleeper Joint Venture, through which it carries on its principal mineral exploration activities, is accounted for using the proportionate consolidation method.

#### Mineral Properties

X-Cal has adopted the policy of deferring acquisition and exploration costs relating to its mineral property interests. The Company reviews the status of its mineral property interests on a regular basis. Expenditures relating to properties, which have been abandoned or are considered uneconomic in the foreseeable future, are written off. Had the Company adopted a policy of expensing all exploration costs in the period they were incurred, X-Cal's asset base, shareholders' equity, and loss for the year would be materially different.

When properties are acquired under agreements requiring future acquisition payments to be made at the sole discretion of the company, those future payments, whether in cash or shares, are recorded only when the Company has made or becomes obligated to make the payment or issue the shares.

When properties are sold under agreements requiring future purchase payments to be made at the sole discretion of the purchaser, those future payments, whether in cash or shares, are recorded only when the purchaser has made or becomes obligated to make the payment or to issue the shares.

**Reclamation and environmental costs**

The company is subject to the laws and regulations relating to environmental matters in jurisdictions in which it operates, including those relating to property reclamation, discharge of hazardous material and other matters. The company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its existing properties and properties in which it previously had an interest.

Effective April 1, 2004 the company adopted the new standards for accounting for reclamation and environmental obligations as set out in CICA Handbook Section 3110. Those standards require that the fair value of the company's reclamation and environmental obligations be recognized in the financial statements as a liability in the period in which the obligation is assumed on acquisition or is incurred in exploration of properties. The fair value of the liability is initially recorded at the discounted value of expected future cash outlays to satisfy the obligations, with a corresponding increase to mineral property interests. The liability is adjusted at the end of each period to reflect changes in the present value of the estimated future cash outlays underlying the obligation. The company records that increase in the carrying amount of the obligation as accretion expense.

Previously, reclamation and environmental obligations were accrued on an un-discounted basis at the time of acquisition of properties or as obligations were incurred in exploration activities. This change in accounting policy was applied retroactively.

As a result of the change in accounting standards, previously reported reclamation and environmental obligations as at March 31, 2004 decreased by $1,358,777, with a corresponding decrease in mineral property interests; there was no effect on operations or net loss for 2004 or 2003.

**Stock-Based Compensation**

The Company follows the recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments". This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards be measured and recognized using a fair value based method.

**Financial Instruments**

The Company has various financial instruments including cash, prepaid expenses and deposits, funds held in trust, and payables and accruals. The carrying value of all financial instruments approximates their fair values.

### *Outlook*

#### Exploration Expenditures

The gold production industry has consolidated and continues to face the need for reserve replacement, as predicted in previous annual reports. The Company has assembled and documented the Sleeper Gold Project over a period of years beginning with the first land acquisitions in the area in December 1993. The Sleeper Joint Venture (50% X-Cal/50% New Sleeper Gold Corporation) is currently testing exploration targets throughout the Sleeper Gold District. The Sleeper Joint Venture is utilizing an industry-recognized team to carry out exploration work at Sleeper. The team has reported positively on the potential of this property and is carrying on exploration, which will continue throughout calendar 2005 with a current budget of US$5,000,000. The Company could receive a call to contribute of up to US $1,000,000 to the Sleeper Joint Venture 2005 (calendar year) work program.

The Mill Creek Property is located in the Cortez Joint Venture Area of Nevada where Placer Dome Inc. has announced new discoveries. The general area is now the subject of increased exploration activity by several major and junior companies. The current work on the Company's Mill Creek Property, has increased the Company's knowledge of this early stage project. Management is encouraged by the geologic and geophysical setting of the Mill Creek Gold Property, which has a number of geologic features analogous to the recently discovered "Cortez Hills" setting. Mill Creek is at a very early stage in the exploration process and cannot be compared in the category of the drill intercepts to the prolific Cortez Hills Gold Deposit. The GIS developed by the Company is a good foundation for ongoing work.

See "Items Subsequent to Year End" contained herein.

#### Potential for Corporate Developments

The Company is continually evaluating potential transactions and corporate opportunities which could improve the Company's relative position, either by exposing it to prospective new areas, or by seeking alliances or partnerships in order to investigate its properties more cost effectively. This could include the addition of new properties via acquisitions, mergers or joint ventures, or the seeking out of corporate partners. As a consequence The Company announced, that it has retained Capital Markets Advisory, a Toronto based corporate advisory firm, to evaluate growth opportunities. Capital Markets Advisory has particular expertise in the areas of mergers, acquisitions and financings. The consulting firm will work closely with the Company's management.

### *Risks and Uncertainties*

#### Risks related to the Mining Exploration Industry Generally

The Company is a gold exploration company and is exposed to a number of risks and uncertainties that are common to other companies in the mineral exploration business. The exploration for, and of, mineral deposits involves significant financial risks over an extended period of time. There is no guarantee that even with careful geological evaluation, experience and knowledge that the Company will be successful in its search or that expenditure of funds will result in the discovery of an economic mineral deposit.

#### Risk associated with mineral tenure rights

Although the Company has taken steps to verify title to its mineral property interests in accordance with industry standards, these procedures do not guarantee the Company's title.

Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

**Uninsured Risks**

The Company maintains insurance to protect it against certain risks related to its current operations in amounts that it believes are reasonable depending upon the circumstances surrounding each identified risk. The Company may elect, however, not to insure against certain risks due to high premiums or for various other reasons. In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions, fire, flooding and earthquakes may occur. It is not always possible to fully insure against such risks as a result of high premiums or other reasons. Should such liabilities arise there could result increasing costs and a decline in the value of the Company's securities.

**Competition**

The Company competes with other mining companies that have substantially greater financial and technical resources for the acquisition of mineral concessions as well as for the recruitment and retention of qualified employees, contractors and other advisors with technical skills and experience in the mining industry. There can be no assurance that the Company will continue to attract and retain skilled employees, contractors, and technical advisors.

**Management**

The Company currently has a small executive management group, which is sufficient for its present stage of development. The Company has relied, and will continue to rely, upon a large number of consultants and others for operating expertise. Although the Company's development to date has largely depended and in the future will continue to depend upon the efforts of current executive management, the loss of a member of this group could have a material adverse effect on the Company.

**Requirement for Further Financing**

The Company is dependent upon equity financing to continue to fund its exploration activities and general operations. The Company believes that the current funds on hand should be sufficient to finance its operations and capital needs until the end of calendar year 2005. However, the Company's funding needs may vary depending upon results obtained from current exploration activities. The Company's ability to raise future capital will be in part affected by capital markets and market prices for gold. There is no assurance that such additional financing will be available.

***Outstanding share data as at March 31, 2005***

During 2005 the shareholders authorized an increase in the Company's authorized share capital from 200,000,000 common shares without par value to unlimited common shares without par value. This change in authorized capital was effective June 29, 2005. The Company has 76,135,255 shares outstanding or 84,540,255 shares on a fully diluted basis.

There are 5,155,000 stock options outstanding under the Company's incentive stock options plan with exercise prices ranging from $0.45 - $0.81 with expiry dates ranging to December 13, 2009.

There are a total of 3,250,000 warrants outstanding with a conversion price of $0.72 per share and will expire December 15, 2005.

If the Company were to issue all 8,405,000 shares issuable upon conversion of all warrants and exercise of all incentive stock options outstanding, it would raise approximately $5,639,500.

### *Items Subsequent to Year-End*

Subsequent to the fiscal year end March 31, 2005, the Company announced on June 28, 2005 that the Company and Placer Dome U.S. Inc., have entered into an option agreement, which allows Placer the right to purchase the Company's Mill Creek Gold property, located in the Cortez Area, Lander County, Nevada.

The Company will retain a 1.5% Net Smelter Return Royalty interest in the property, if the option is exercised by Placer.

Under the terms of the agreement Placer has until January 16, 2006 to determine if they will pay $US 5 million for the Mill Creek Gold property. The cash payment and the NSR interest must be delivered to the Company within 60 days, following an election, to exercise the option. A non-refundable signing fee of $US 50,000 paid to the Company by Placer will initiate the agreement.

Placer has the right to drill during the option period. The minimum drill test footage total that will be carried out during the option is 5000 ft. Additional footage during the time frame is possible under terms of the agreement. The initial drilling can be carried out under existing permits.

In the opinion of management, there are no material items since the end of the fiscal year that requires further discussion in the MD&A than otherwise disclosed herein.

**FORM 52-109F1**
*CERTIFICATION OF ANNUAL FILINGS*

I, Shawn Kennedy, President and Chief Executive Officer of X-Cal Resources Ltd., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of X-Cal Resources Ltd. (the issuer) for the period ending March 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

(c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated this 29th day of June, 2005

*Signed* "Shawn Kennedy"

Shawn Kennedy,
President and Chief Executive Officer

**FORM 52-109F1**
*CERTIFICATION OF ANNUAL FILINGS*

I, John Arnold, Chief Financial Officer of X-Cal Resources Ltd., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of X-Cal Resources Ltd. (the issuer) for the period ending March 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

(c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated this 29th day of June, 2005

*Signed* "John Arnold"

John Arnold,
Chief Financial Officer